UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2003

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

 NEWS RELEASE

December 16, 2003                                                                                                          Release16-2003

                                                                                                                                           WTC:TSX

                                                                                                                                      WTZ: AMEX

WESTERN SILVER COMPLETES $12 MILLION PRIVATE PLACEMENT

VANCOUVER, B.C. –Western Silver Corporation today announced that it has completed a financing with agents Kingsdale Capital Markets Inc., Kingsdale Capital Partners Inc., and Orion Securities Inc.  The financing was for gross proceeds of $12,360,000, consisting of 2,000,000 common shares plus an underwriter’s option for an additional 400,000 common shares, all sold at an issue price of $5.15 each.  The underwriter’s option was increased from 10% to 20% in response to additional demand.  The agents have received 240,000 agent’s warrants to purchase common shares of Western for a period of 12 months at $5.78 per common share.

Western Silver Corporation is a Canadian-based mineral exploration company focused on exploring for silver and developing properties in Mexico and Canada. The company’s 100%-owned Peñasquito project has been independently confirmed as one of the largest silver resources in the world and one of the few bulk silver deposits that can be economically exploited at current silver, gold, zinc and lead prices. Western Silver also has an interest in the San Nicolas Zinc-Copper project together with Teck Cominco and owns the Carmacks Copper Project in the Yukon. Its shares trade on the Toronto (TSX:WTC) and American (AMEX:WTZ) stock exchanges.

On behalf of the board,

“Dale Corman”

F. Dale Corman

Chairman and C.E.O.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission